NO ACT

DC
PE
3-27-09

Act: 1934
Section: 12(H)
Rule:
Public
Availability: 3/30/2009

March 30, 2009

[redacted]

09011549

[redacted]

09011561



**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

**Re:** Sunshine Financial, Inc.
Sunshine Savings Bank 401(k) Profit Sharing Plan
Incoming letter dated March 27, 2009

Based on the facts presented, it is the Division's view that the effectiveness of Sunshine Financial, Inc.'s and Sunshine Savings Bank 401(k) Profit Sharing Plan's registration statement on Form S-1 during the fiscal year ending December 31, 2008 would not preclude Sunshine Financial, Inc. or Sunshine Savings Bank 401(k) Profit Sharing Plan from utilizing Rule 12h-3 under the Securities Exchange Act of 1934. In reaching this position, we particularly note that no securities were sold pursuant to the registration statement and Sunshine Financial, Inc. has withdrawn the registration statement pursuant to Rule 477 under the Securities Act of 1933.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

William A. Hines
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2009

**Mail Stop 3010**

Michael S. Sadow, P.C.
Silver, Freedman & Taff, L.L.P.
3299 K Street, NW, Suite 100
Washington, DC 20007

**Re: Sunshine Financial, Inc.**
**Sunshine Savings Bank 401(k) Profit Sharing Plan**

Dear Mr. Sadow:

In regard to your letter of March 27, 2009, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

LAW OFFICES

SILVER, FREEDMAN & TAFF, L.L.P.

A LIMITED LIABILITY PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS

3299 K STREET, N.W., SUITE 100
WASHINGTON, D.C. 20007
PHONE: (202) 295-4500
FAX: (202) 337-5502 or (202) 337-5503
WWW.SFTLAW.COM

Writer's Direct Dial
(202) 295-4526

March 27, 2009

**Securities and Exchange Act of 1934, Sections 12(h) and 15(d)**
**Securities and Exchange Act of 1934, Rule 12h-3**

VIA E-MAIL

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: **Sunshine Financial, Inc. and Sunshine Savings Bank 401(k) Profit Sharing Plan**
**Commission File Nos. 333-151131 and 000-53369**

On behalf of Sunshine Financial, Inc., a Federal corporation (the "Company"), and Sunshine Savings Bank 401(k) Profit Sharing Plan (the "Plan") we hereby request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") confirm that it concurs with the Company's view that the effectiveness of the Company's S-1 Registration Statement (defined below) during the fiscal year ended December 31, 2008 would not preclude the Company and the Plan from utilizing Rule 12h-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder, thereby suspending the Company's and the Plan's duty to file with the Commission the periodic reports otherwise required by Sections 15(d) and 13 of the Exchange Act with respect to the fiscal year in which the S-1 Registration Statement became effective (*i.e.,* the fiscal year ended December 31, 2008). Alternatively, we request an exemption for the Company and the Plan from the requirement to file such reports pursuant to Section 12(h) of the Exchange Act. The securities for which we are seeking relief are the securities included in the Company's S-1 Registration Statement (defined below).

**Background**

On January 29, 2007, the board of directors of Sunshine Savings Bank (the "Bank") adopted the plan of reorganization and stock issuance. The plan provided for: (a) the reorganization of the Bank into a three-tiered mutual holding company structure (the "Reorganization") by utilizing

Sunshine Savings MHC (the "MHC") as the parent or first-tier mutual holding company and the Company as the intermediate or second-tier holding company, and (b) a minority stock offering of common stock by the Company (the "Stock Offering"). In connection with the Stock Offering, the Company and the Plan filed a registration statement on Form S-1 (333-151131) under the Securities Act of 1933, as amended ("S-1 Registration Statement"), and a registration statement on Form 8-A (000-53369) to register their securities under Section 12(g) of the Exchange Act (8-A Registration Statement") with the Commission, both of which were declared effective by the Commission on August 12, 2008. Included in the S-1 Registration Statement were interests in the Plan (a tax-qualified employee benefit plan sponsored by the Bank) in order to allow employees of the Bank to utilize funds in the Plan to purchase stock in the Stock Offering based on their subscription rights, if any. Applications for the Reorganization and Stock Offering also were properly filed with and approved by the Bank's primary federal regulator, the Office of Thrift Supervision (the "OTS").

As disclosed in the prospectus relating to the Stock Offering (the "Prospectus"), the Company was required to sell at least $6,885,000 of common stock to complete the Stock Offering (the "Minimum Offering Amount"). The maximum of the offering range in the Prospectus was $9,315,000 (subject to adjustment up to $10,712,250). Subscribers' funds, as disclosed in the Prospectus, were held in a segregated account at the Bank and earned interest at the Bank's regular passbook savings rate. After a very lengthy solicitation period, which included a full sales effort by an experienced marketing agent, an extended community offering period and an increase in the individual and overall purchase limits up to the maximum permitted by the OTS, the Company was still unable to obtain subscription for the Minimum Offering Amount. On or about October 24, 2008, Feldman Financial Advisors, Inc., the independent appraiser engaged by the Company to assist it in connection with the Reorganization and Stock Offering, submitted a revised appraisal to the OTS reflecting a lower valuation range (which in turn would reduce the Minimum Offering Amount). On or about November 21, 2008, the OTS orally approved the revised appraisal; however, following the close of business on November 25, 2008, the Company, in consultation with Keefe, Bruyette & Woods, its marketing agent, met and decided not to proceed with the Stock Offering due to market conditions. On December 1, 2008, following the Thanksgiving Day holiday weekend, the Company issued a press release that its Stock Offering would be postponed until market conditions improved, but that the Reorganization, which was approved by the Bank's members at a special meeting held on September 18, 2008, would be completed. On December 2, 2008, the Bank, with the assistance of its marketing agent, finalized the correspondence, after regulatory clearance, and prepared checks to return subscriber funds (and accrued interest thereon) submitted in the Stock Offering. The letter and checks were mailed on December 3, 2008 and subscribers who had placed an order using their Bank deposit account for the purpose of purchasing stock had the hold which had been placed on the deposit accounts released.

Since the decision to postpone the Stock Offering, the Company has not taken any further action with respect to recommencing the Stock Offering and on January 9, 2009, the Company filed with the Commission a letter requesting withdrawal of the S-1 Registration Statement pursuant to Rule 477 under the Securities Act. On January 23, 2009, the Staff orally notified us that the Commission had no objections to the withdrawal request and that, accordingly, the request was deemed granted as of the filing date. No Securities were issued pursuant to the S-1 Registration

Statement. Because the 8-A Registration Statement was declared effective, however, the Securities are registered under Section 12(g) of the Exchange Act.

The Reorganization was completed on January 6, 2009, resulting in the Bank becoming a wholly-owned subsidiary of the Company and the Company becoming a wholly owned subsidiary of the MHC. The MHC does not have any stockholders. It is controlled by its Board of Directors which is elected by the depositors of the Bank. The Reorganization did not involve the issuance of stock to the public or to any members, directors, officers or associates of the Bank, the Company or the MHC. The only securities of the Company outstanding are the shares of common stock issued to the MHC as part of the Reorganization, which were not shares registered under the S-1 Registration Statement. There are no debt or other equity securities of the Company outstanding. The MHC is the sole stockholder of the Company, and the Company is the sole stockholder of the Bank. The MHC, and in turn its direct and indirect subsidiaries, is controlled by the MHC's board of directors, which is elected by the members (depositors) of the Bank. No securities have been or will be sold pursuant to the S-1 Registration Statement, and all funds have been returned to subscribers. Other than the securities registered in connection with the Stock Offering, the Company and the Plan have no other class of securities registered under Section 12 of the Exchange Act or subject to reporting obligations under Section 15(d) of the Exchange Act.

The Company and the Plan intend to file a Form 15 to terminate their obligations under Section 12(g) of the Exchange Act pursuant to Rule 12g-4(a)(1). The Company and the Plan also intend to file a Form 15 to suspend, pursuant to Rule 12h-3(b)(1)(i), their reporting obligations under Section 15(d) of the Exchange Act. The Company and the Plan will file this Form 15 after obtaining relief sought by this letter but on or before the due date of the Company's Annual Report on Form 10-K for the year ended December 31, 2008.

Notwithstanding termination of the Company's obligation under Section 12 of the Exchange Act, Exchange Act Section 15(d) would require filing of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008 since the Company previously filed a Securities Act registration statement that was declared effective during August 2008. Section 15(d) provides that the periodic reporting requirements of Section 13 are applicable to any issuer that files a registration statement that becomes effective under the Securities Act. Although Exchange Act Rule 12h-3 grants an automatic suspension from these requirements for any issuer that has filed a Form 15 which certifies, pursuant to Rule 12h-3(b)(l)(i), that it has a class of securities held of record by less than 300 persons, subsection (c) of Rule 12h-3 makes the suspension inapplicable to any fiscal year in which a registration statement under the Securities Act became effective.

As discussed above, the Company is a wholly owned subsidiary of the MHC. The MHC does not have any stockholders. It is controlled by its Board of Directors which is elected by the depositors of the Bank. The Company and the Plan intend to file a Form 15 on or before the date on which the Company's next periodic report would be due pursuant to the Exchange Act. The Company and the Plan will certify pursuant to the Form 15 that the securities are held of record by less than 300 persons, and the Company represents that as of the date hereof, the Company has filed, and as of the date the Form 15 is filed, the Company will have filed, all reports required by Section 13(a) of the Exchange Act. Therefore, for the reasons discussed below, the

Company and the Plan hereby request that the Staff of the Commission confirm that it concurs with the Company's view that the effectiveness of the Company's S-1 Registration Statement during the fiscal year ended December 31, 2008 would not preclude the Company and the Plan from utilizing Rule 12h-3 under the Exchange Act, thereby suspending the Company's and the Plan's duty to file with the Commission the periodic reports otherwise required by Sections 15(d) and 13 of the Exchange Act with respect to the fiscal year in which the S-1 Registration Statement became effective (*i.e.,* the fiscal year ended December 31, 2008). Alternatively, the Company and the Plan request an exemption from the requirement to file such reports pursuant to Section 12(h) of the Exchange Act.

**Discussion**

We respectfully submit that Section 15(d) of the Exchange Act and Rule 12h-3(c) thereunder should not be interpreted in a manner that would require the Company or the Plan to file any additional Section 13(a) periodic reports merely because the S-1 Registration Statement was filed and became effective during 2008.

The Commission has stated that "the purpose of [periodic reporting under] Section 15(d) is to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply." *Exchange Act Release No. 34-20263* (October 5, 1983) (the "Release"). In the Release, the Commission stated that the Rule 12h-3(c) limitation with respect to the fiscal year in which a registration statement under the Securities Act becomes effective "is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." *Id.*

Here, although the S-1 Registration Statement was declared effective, the Company's Stock Offering was not consummated and the Staff consented to the Company's request to withdraw the S-1 Registration Statement pursuant to Rule 477 under the Securities Act effective as of January 8, 2009. No securities of the Company or the Plan were sold to the public pursuant to the S-1 Registration Statement; there are no public stockholders of the Company or the Plan; and the Company does not conduct any significant business operations. Therefore, because the Company has no "investing public" to which information about its activities through the end of fiscal year 2008 should be made available, and no substantive business activities on which to report, the policy rationale behind Rule 12h-3(c)'s limitation upon the use of Form 15 for a class of securities for any fiscal year in which a registration statement relating to that class becomes effective under the Securities Act is not applicable.

The Commission further stated in the Release that, "Congress recognized, with respect to Section 15(d), that the benefits of periodic reporting by an issuer might not always be commensurate with the burdens imposed ..." *Id.* The Staff has recognized in a number of situations similar to the Company's, where no securities were sold pursuant to an effective registration statement and the issuer withdrew its registration statement pursuant to Rule 477 under the Securities Act, that the application of Rule 12h-3(c) is not always justified by public policy considerations and, accordingly, has taken a no-action position such as that requested herein. See, e.g., *Wintegra, Inc.* (August 11, 2006); ATX Group, Inc. (October 15, 2004); *Engenio Information*

*Technologies, Inc.* (September 13, 2004); NOMOS *Corporation* (November 12, 2002); *Medco* Health Solutions, Inc. (August 13, 2002); NeoGenesis Pharmaceuticals, Inc. (April 1, 2002); OMP, Inc. (April. 2, 2001); Enfinity Corporation (November 30, 1998); and Coral Systems, Inc. (March 31, 1997). Therefore, the Company hereby requests that the Staff of the Commission confirm that it concurs with the Company's view that the effectiveness of the Company's S-1 Registration Statement during the fiscal year ended December 31, 2008 would not preclude the Company and the Plan from utilizing Rule 12h-3 under the Exchange Act, thereby suspending the Company's and the Plan's duty to file with the Commission the periodic reports otherwise required by Sections 15(d) and 13 of the Exchange Act with respect to the fiscal year in which the S-1 Registration Statement became effective (*i.e.*, the fiscal year ended December 31, 2008). Alternatively, the Company and the Plan request an exemption from the requirement to file such reports pursuant to Section 12(h) of the Exchange Act.

**Conclusion**

The Staff has recognized that, with respect to Section 15(d) of the Exchange Act, the benefits to the investing public of periodic reporting by an issuer may not be justified in light of the burdens imposed. In the Company's case, the burdens imposed by the application of Rule 12h-3(c) clearly outweigh any benefits. The Company has no meaningful operations, but the preparation and filing of periodic reports would impose a substantial financial burden on the Company and would involve significant management efforts. Because the Company has no public stockholders, no purchasers in a registered public offering and no significant business operations, the investing public would derive no benefit from requiring the Company to continue filing periodic reports required by Section 13 of the Exchange Act. Moreover, the burden of imposing Exchange Act reporting obligations on the Company and the Plan would be substantial.

In light of the foregoing, we request, on behalf of the Company and the Plan, that the Staff of the Commission confirm that it concurs with the Company's view that the effectiveness of the Company's S-1 Registration Statement during the fiscal year ended December 31, 2008 would not preclude the Company and the Plan from utilizing Rule 12h-3 under the Exchange Act, thereby suspending the Company's and the Plan's duty to file with the Commission the periodic reports otherwise required by Sections 15(d) and 13 of the Exchange Act with respect to the fiscal year in which the S-1 Registration Statement became effective (i.e., the fiscal year ended December 31, 2008). Alternatively, the Company and the Plan request an exemption from the requirement to file such reports pursuant to Section 12(h) of the Exchange Act.

Respectfully yours,

Michael S. Sadow

Michael S. Sadow, P.C.

cc: Louis O. Davis, Jr.
Michael R. Clampitt